UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2014

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.
(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

ISRAEL CHEMICALS LTD.

1.	Immediate Report dated November 12, 2014 regarding Offering of Notes.

ITEM 1

November 12, 2014

Immediate Report Regarding Offering of Notes

On November 11, 2014, the Board of Directors authorized the Company's management to launch an offering of notes to institutional investors in the U.S., Europe and Israel pursuant to Rule 144A and Regulation S of the U.S. Securities Act of 1933, as amended. As of the date of this report, the scope and terms of the issuance have not yet been determined. If the offering will be completed, the notes will be rated. The Company was rated by the international rating agencies Standard & Poor's and Fitch Rating Ltd., BBB with stable outlook. The rating reports were published today and are attached to this report.

The Company intends to use the net proceeds from the offering, if completed, to repay certain short-term loans and debt under its outstanding revolving credit facilities, which will provide it flexibility for future borrowings under the revolving credit facilities for general corporate purposes, potential acquisitions and refinancing of existing debt.

The Company intends to file an application with the Tel Aviv Stock Exchange Ltd. ("TASE") for registration of the debentures on the institutional investors' trading system operated by TASE ("Continuous Trading - Institutional"). Completion of the offering is subject to market conditions and may not occur.

The securities to be offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Name of the authorized signatory on the report and name of authorized electronic reporter:
Lisa Haimovitz.
Position: VP General Counsel and Company Secretary.
Signature Date: November 12, 2014.

ICL Millennium Tower, 23 Aranha St. Tel-Aviv 6107025 Tel. 03-6844400 Fax 03-6844444
www-icl-group.com

Research Update:
Fertilizer Producer Israel Chemicals
Assigned 'BBB' Rating; Outlook Stable

Primary Credit Analyst:
Lucas Sevenin, Paris (33) 1-4420-6661; lucas.sevenin@standardandpoors.com

Secondary Contact:
Matan Benjamin, Tel Aviv 972-3-7539731; matan.benjamin@standardandpoors.com

Table Of Contents

Overview

Rating Action

Rationale

Outlook

Ratings Score Snapshot

Related Criteria And Research

Ratings List

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Research Update:

Fertilizer Producer Israel Chemicals Assigned
'BBB' Rating; Outlook Stable

Overview

●	Israel-based chemicals and fertilizer manufacturer Israel Chemicals Ltd. (ICL) intends to issue senior unsecured bonds maturing in 2024.

●	ICL is one of the world's largest potash producers. It has robust profitability, but it is exposed to the vagaries of the cyclical fertilizer industry.

●	We are assigning our 'BBB' long-term corporate credit rating to ICL, and our 'BBB' issue rating to the proposed bonds.

●	The stable outlook reflects our expectation that the company will maintain robust profitability, funds from operations to debt of at least 35%, and debt to EBITDA below 2.5x.

Rating Action

On Nov. 12, 2014, Standard & Poor's Ratings Services assigned its 'BBB' long-term corporate credit rating to Israel-based fertilizer and chemicals producer Israel Chemicals Ltd. (ICL). The outlook is stable.

At the same time, we assigned our 'BBB' issue rating to ICL's proposed senior unsecured bonds.

Rationale

The rating on ICL primarily reflects our assessment of the group's financial risk profile as "intermediate" and business risk profile as "satisfactory," as our criteria define these terms.

ICL has good scale and solid positions in its core markets, high profitability thanks to relatively low production and raw material costs, a fairly diversified product range, and broad revenue spread. On the negative side, ICL is exposed to the inherent cyclicality and volatility of the commodity chemicals industry. In addition, capital expenditure (capex) in the industry to add capacity is significant, the process is time-consuming, and returns are somewhat uncertain as they depend on industry conditions.

ICL produces its raw materials at relatively low cost and high quality, mainly due to long-term government-granted concessions for mineral production of potash and bromine from the Dead Sea and phosphate rock in the Negev Desert in Israel. ICL's potash mine in the Dead Sea is considered to have among the lowest production and storage costs in the industry. The Dead Sea is a vast

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Research Update: Fertilizer Producer Israel Chemicals Assigned 'BBB' Rating; Outlook Stable

and highly concentrated source of potash, bromine, magnesium, and salt. The hot and dry climate of the Dead Sea enables the company to store large quantities of potash in open areas at a particularly low cost.

With operational capacity to produce about six million metric tons of potash, ICL is the sixth-largest potash producer worldwide, with significant presence in high-growth markets such as China and India. Our assessment of ICL's overall competitive position is also somewhat enhanced by its favorable positions in phosphate, bromine, and other chemicals markets.

However, the potash and phosphate segments, which contribute about 55% and 20% of the group's EBITDA respectively, are inherently cyclical and volatile. For example, potash prices dropped to approximately $310 per ton in the second quarter of 2014, compared with an average price of $380 per ton in 2013 for ICL. Falling potash prices resulted in a drop of 18% in ICL's adjusted EBITDA in 2013 compared with 2012. Fertilizer markets can experience large swings in demand, depending on seasonal patterns, weather conditions, government policies, inventory levels and policies, price levels, access to funding, and foreign exchange rate movements. New supply additions can also lead to price pressures, as they are usually large and it takes time for the market to absorb them.

We continue to view long-term demand fundamentals for the potash industry (and fertilizers in general) as supportive, due to the increased scarcity of arable lands, population growth, and changing diets. However, a strong increase in demand would be required for industry players to avoid a hit to their profits as material new production capacity comes on line over 2014-2018. Significant unused capacity already exists.

We expect that ICL will maintain adjusted debt to EBITDA at 2.5x or less and funds from operations (FFO) to debt over 35%. While ICL should continue generating significant free operating cash flow (FOCF), we anticipate the company will use such cash for investments, acquisitions, and dividends, preventing credit metrics from substantially improving. Our assessment also reflects our view that ICL will adjust spending depending on industry conditions as it is committed to maintaining credit measures commensurate with the current ratings.

In 2014, ICL continued to distribute dividends at approximately 70% of net profits, in line with its distribution policy. Additionally, in March 2014, the company paid a special dividend of $500 million. While we view this special dividend to be somewhat aggressive, ICL generates sizable FOCF.

In September 2014, the company reported that it is conducting negotiations for engaging in joint ventures (with an estimated scope of several hundred million dollars) for mining phosphate rock and for manufacturing, marketing, and distributing downstream products in emerging markets. Simultaneously, as a result of the regulatory uncertainty pertaining to potential tax changes in Israel, ICL has announced its intention to freeze certain investments in Israel (estimated at $750 million) and divest non-core businesses for $300

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Research Update: Fertilizer Producer Israel Chemicals Assigned 'BBB' Rating; Outlook Stable
million-$500 million, which we incorporate in our base case.

From 2017, ICL's operating results and credit metrics could be hindered by much higher taxes in Israel, where most profits come from, but the effects are uncertain as these potential changes are yet to be defined and implemented. Based on 2013 data, we estimate that the implementation of the new taxes, as defined by recommendations released in October 2014, would cut about $130 million-$150 million in ICL's annual net profit, which totaled $820 million in 2013. If implemented as is, these new taxes would weaken ICL's credit metrics without action from management, such as reducing investments, or much-improved industry conditions. The company's plan for gradually and materially reducing costs by 2017 could mitigate the effect of the higher taxes. We also note that most of the recommendations will not apply before Jan. 1, 2017, are still subject to a legislative process and to Government's approval, and may change during the approval process.

Our base case assumes:
●	Average potash selling price of approximately $310-$330 per ton in 2014, with a modest increase in 2015.
●	Supportive demand trends in 2015, with no decline in orders.
●	ICL's share of the total global potash market remaining steady at about 8%-9%, representing a total potash shipments volume of 5.2 million-5.3 million metric tons.
●	A broadly stable tax framework in Israel over 2014-2016, such that any potential changes in taxes will not have a material impact on profits.
●	Gradual improvement in profitability resulting from the implementation of the cost-cutting plan over the next three years.
●	As a result, EBITDA of $1.4 billion-$1.5 billion in 2014 and $1.5 billion-$1.6 billion in 2015.
●	EBITDA margin of close to 23% in 2014, 24% in 2015, and 24%-25% in 2016.
●
Net investments--defined as capex and acquisitions minus asset disposals--of $1 billion per year over the next three years. This is in line with the company's significant growth targets, with an emphasis on reinforcing its position in emerging markets.

●	A dividend payout rate of 70% of net profit.

Based on these assumptions, we arrive at the following credit measures:
●	Standard & Poor's-adjusted FFO-to-debt ratio of approximately 35%-40% in 2014 and 2015.
●	Debt-to-EBITDA ratio (adjusted) of 2.0x-2.5x in 2014 and 2015.

Liquidity
According to our criteria, ICL's liquidity profile is "adequate." We base our assessment of ICL's liquidity on our estimate that the ratio of sources of liquidity to uses of liquidity will exceed 1.2x, as well as ICL's demonstrated access to financing from global and Israeli financial institutions.

In our base case, principal liquidity sources include:
●	Cash and cash equivalent of $260 million (as of June 30 2014);

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Research Update: Fertilizer Producer Israel Chemicals Assigned 'BBB' Rating; Outlook Stable

●	Available credit facilities of $310 million; and
●	Cash flow from continuing operations of about $1.1 billion-$1.2 billion per year.

Principal liquidity uses include:
●	Maturing long-term debts of $225 million up to the end of 2015;
●	Net investments of $1 billion per year over the next three years; and
●	A dividend payout rate of 70% of net profit.

We anticipate that the company will retain significant headroom under its covenants. The company's bank lines are subject to various maintenance financial covenants, including net debt to EBITDA below 3.5x and EBITDA to net interests above 3.5x.

Outlook

The stable outlook reflects our expectation that the company will post supportive annual EBITDA of at least $1.4 billion over 2014 and 2015, and maintain its financial policy, leading to FFO to debt above 35% and debt to EBITDA below 2.5x. The stable outlook also reflects our expectations that ICL will continue to generate significant cash flow from operations.

Downside scenario

We will consider a negative rating action if ICL's credit ratios are weaker than we expect. This could occur as a result of a deterioration in operational performance due to weak market conditions, or aggressive financial or expansion policies, including significant debt-financed shareholder distributions or acquisitions.

Upside scenario

We do not see rating upside as likely, given the company's sizable shareholder distributions and investment plans. Over time, we could consider a positive rating action should we see, under our base-case scenario, sustainable FFO to adjusted debt higher than 45% and a debt-to-EBITDA ratio of below 2.0x.

Ratings Score Snapshot

Corporate Credit Rating: BBB/Stable/--

Business risk: Satisfactory
●	Industry risk: Moderately High
●	Country risk: Intermediate
●	Competitive position: Satisfactory

Financial risk: Intermediate
●	Cash flow leverage: Intermediate

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Research Update: Fertilizer Producer Israel Chemicals Assigned 'BBB' Rating; Outlook Stable

Anchor: bbb

Modifiers
●	Diversification: Neutral (no impact)
●	Quality of capital structure: Neutral (no impact)
●	Liquidity: Adequate (no impact)
●	Financial policy: (no impact)
●	Management and governance: Fair (no impact)
●	Comparable ratings analysis: Neutral (no impact)

Related Criteria And Research

●	Methodology And Assumptions: Liquidity Descriptors For Global Corporate Issuers, Jan. 2, 2014
●	Key Credit Factors For The Commodity Chemicals Industry, Dec. 31, 2013
●	Corporate Methodology, Nov. 19, 2013
●	Corporate Methodology: Ratios And Adjustments, Nov. 19, 2013
●	Methodology: Industry Risk, Nov. 19, 2013
●	Country Risk Assessment Methodology And Assumptions, Nov. 19, 2013
●	Methodology: Management And Governance Credit Factors For Corporate Entities And Insurers, Nov. 13, 2012

Ratings List

New Ratings

Israel Chemicals Ltd.
Corporate Credit Rating	BBB/Stable/--
Senior Unsecured	BBB

Additional Contact:
Industrial Ratings Europe; Corporate_Admin_London@standardandpoors.com

Complete ratings information is available to subscribers of RatingsDirect at www.globalcreditportal.com and at spcapitaliq.com. All ratings affected by this rating action can be found on Standard & Poor's public Web site at www.standardandpoors.com. Use the Ratings search box located in the left column. Alternatively, call one of the following Standard & Poor's numbers: Client Support Europe (44) 20-7176-7176; London Press Office (44) 20-7176-3605; Paris (33) 1-4420-6708; Frankfurt (49) 69-33-999-225; Stockholm (46) 8-440-5914; or Moscow 7 (495) 783-4009.

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FITCH PUBLISHES ISRAEL

CHEMICALS' RATING OF 'BBB'/STABLE

Fitch Ratings-London-12 November 2014: Fitch Ratings has published Israel Chemicals Ltd's (ICL) Long-term Issuer Default Rating of 'BBB' with Stable Outlook.

The IDR reflects an operational profile that is consistent with a 'BBB' rating, underpinned by large-scale cost-competitive potash operations, diversification into non-agriculture end-markets and strong geographical footprint. We expect ICL's financial profile to improve in 2H14 and thereafter to be more consistent with a 'BBB' rating, after having bottomed out in 1H14.

KEY RATING DRIVERS

Focus on Fertilisers
ICL is a medium-sized diversified chemical company with a focus on potash and phosphate-based fertilisers, which account for nearly 55% of revenues and 75% of operating profit. ICL's exposure to non-agriculture end-markets, including flame retardants, food additives and value-added phosphoric acids, accounts for the remaining 45% of revenues. Despite asset concentration in Israel and western Europe, the company's revenues are diversified across regions with 43% sales in EMEA, 31% in Americas and 23% in Asia.

Fertiliser Demand Drivers and Volatility
In the short-term global fertiliser demand is driven by grain prices and yields across regions, which translates into a volatile price environment. In the longer run demand is driven by population growth, limited arable land area and dietary changes driven by developing economies. Rising living standards and changes in nutrition habits are reflected in a shift to greater consumption of animal protein, which requires a higher application of fertilisers per gram.

Potash Underpins Strong Margins
In 2013 ICL's potash segment generated 67% of the company's operating profits with a 37% operating margin, which is well above other segments' performance (below 15%). The Israel-based Dead Sea potash deposit is key to ICL's potash performance, accounting for 4 million tonnes per annum (mtpa) of ICL's overall 6mtpa potash capacity. Moreover, the Dead Sea deposit's favourable logistics and production costs place ICL on the lower part of the global potash cost curve. ICL's other potash capacities in the UK and Spain are less cost-competitive and are placed on the upper part of the global potash cost curve.

Specialty Phosphate-Based Products
ICL is self-sufficient in phosphates via its phosphate deposit in Negev desert, Israel. Phosphate mining is placed on the upper part of the global phosphate cost curve; however, ICL processes over 70% of its phosphate rock further into value-added compound and specialty fertilisers, food additives, flame retardants etc. ICL has a more balanced end-market mix for phosphates than the global average (nearly 90% of phosphates are used in fertiliser production), which contributes to lower margin volatility.

Bromine Market Challenges
ICL is a global leader in the production of bromine, a co-product of potash at the Dead Sea facility. ICL is a cost leader in bromine, albeit the market size is fairly small. European and US environmental regulators are investigating environmental issues surrounding certain specific bromine-based flame retardants (nearly 40% of global bromine use in 2013), driving ICL to develop alternative bromine-based retardants and bromine uses in other industries.

Financial Profile Bottoming Out
Following a 25% global potash price rebasement in 2H13 and phosphate market pressure in 4Q13, ICL delivered a 23% EBITDA margin in 2013 compared with 27%-31% in previous years. Coupled with a USD500m one-off special dividend in 1Q14 on top of regular dividend payments, we estimate this to result in funds from operations (FFO) adjusted net leverage (leverage) of 2.2x-2.4x in 2014, up from 1.5x in 2013. We expect the fertiliser market to demonstrate a single-digit price recovery in 2H14 and 2015, translating into margin recovery to 24%-25% by 2015. ICL's cost efficiency initiatives could add another five percentage points to EBITDA margin by 2017.

Sheshinski Committee Implications
The Sheshinski Committee's conclusion issued in October 2014 will affect the taxation of ICL's Israel-based mining operations starting from 2017. In response, ICL has indicated it may reassess its investments totalling USD1.7bn in low-cost Israeli basins. In addition to home market capex cuts, Fitch believes that, faced with lower net income, the company may cut dividends. This will largely mitigate the immediate taxation impact on the company's free cash flow generation under our calculations. ICL's future under-investment in Israel's competitive resources and the pressure on its business profile and long-term operational cash flow generation ability remain the primary credit risk.

RATING SENSITIVITIES

Positive: Future developments that could lead to positive rating actions include:
-	Maintaining a conservative leverage profile with FFO adjusted net leverage consistently less than 1x
-	A more diversified business profile resulting in a lower dependence on the fertiliser segment in EBITDA generation

Negative: Future developments that could lead to negative rating action include:
-	Inability to limit the negative cash flow implications of the Sheshinski Committee decision
-	Market pressure and an inability to optimise costs leading to sustained margin deterioration
-	FFO adjusted net leverage consistently greater than 2.5x
-	FFO fixed charge coverage ratio consistently less than 6x (2013: 26x)

Contact:

Principal Analyst Dmitri Kazakov, CFA
Associate Director +7 495 956 7075
Supervisory Analyst
Jeffrey Woodruff, CFA
Senior Director
+44 20 3530 1281
Fitch Ratings Limited 30 North Colonnade
London E14 5GN

Committee Chair
Alex Griffiths
Managing Director
+44 20 3530 1709

Media Relations: Peter Fitzpatrick, London, Tel: +44 20 3530 1103, Email: peter.fitzpatrick@fitchratings.com.

Additional information is available on www.fitchratings.com. For regulatory purposes in various jurisdictions, the supervisory analyst named above is deemed to be the primary analyst for this issuer; the principal analyst is deemed to be the secondary.

Applicable criteria, 'Corporate Rating Methodology', dated 28 May 2014, are available at www.fitchratings.com.

Applicable Criteria and Related Research:

Corporate Rating Methodology - Including Short-Term Ratings and Parent and Subsidiary Linkage http://www.fitchratings.com/creditdesk/reports/report_frame.cfm?rpt_id=749393

ALL   FITCHCREDIT   RATINGS   ARE   SUBJECT   TO   CERTAIN   LIMITATIONS ANDDISCLAIMERS.PLEASEREADTHESELIMITATIONSAND DISCLAIMERS BY FOLLOWING THIS LINK: HTTP://FITCHRATINGS.COM/ UNDERSTANDINGCREDITRATINGS. IN ADDITION, RATING DEFINITIONS AND THE TERMS OF USE OF SUCH RATINGS ARE AVAILABLE ON THE AGENCY'S PUBLIC WEBSITE 'WWW.FITCHRATINGS.COM'. PUBLISHED RATINGS, CRITERIA AND METHODOLOGIES ARE AVAILABLE FROM THIS SITE AT ALL TIMES. FITCH'S CODE OF CONDUCT, CONFIDENTIALITY, CONFLICTS OF INTEREST, AFFILIATE FIREWALL, COMPLIANCE AND OTHER RELEVANT POLICIES AND PROCEDURES ARE ALSO AVAILABLE FROM THE 'CODE OF CONDUCT' SECTION OF THIS SITE. FITCH MAY HAVE PROVIDED ANOTHER PERMISSIBLE SERVICE TO THE RATED ENTITY OR ITS RELATED THIRD PARTIES. DETAILS OF THIS SERVICE FOR RATINGS FOR WHICH THE LEAD ANALYST IS BASED IN AN EU-REGISTERED ENTITY CAN BE FOUND ON THE ENTITY SUMMARY PAGE FOR THIS ISSUER ON THE FITCH WEBSITE.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Avi Doitchman
	Name:	Avi Doitchman
	Title:	Executive Vice President, Chief Financial Officer & Strategy

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Vice President, General Counsel and Corporate Secretary

Date: November 12, 2014